Exhibit 99.1

Company announcement – No. 10 / 2020

Zealand Pharma announces positive topline results from Phase 2 trial with dasiglucagon in individuals who have undergone bariatric surgery

•	A subset of individuals who undergo gastric bypass bariatric surgery experience recurrent episodes of serious hypoglycemia after meals and no satisfactory treatments are available

•	Single mini-doses of dasiglucagon effectively reduced time spent in hypoglycemia after meals in individuals who have undergone bariatric surgery

•	Development of a multi-dose pen is being pursued by Zealand Pharma to deliver adjustable mini-doses of dasiglucagon for treatment and prevention of recurrent episodes of hypoglycemia

Copenhagen, March 30, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces positive topline results from a Phase 2 clinical trial using mini-doses of dasiglucagon in individuals who have undergone gastric bypass bariatric surgery.

This Phase 2 clinical trial was conducted by the Center for Clinical Metabolic Research Herlev-Gentofte Hospital, University of Copenhagen, and was designed as a double-blinded, randomized, 3-period, crossover study. It comprised 3 separate treatment days, in which subjects, who had previously undergone a gastric bypass bariatric procedure and had a history of post-prandial hypoglycemia, underwent a mixed meal tolerance test, a standardized meal of specified macronutrient content. Subjects were randomly assigned to be treated with two different subcutaneous administered doses of dasiglucagon (80 μg and 200 μg) and placebo (saline injection) after the meal. For more information, visit https://clinicaltrials.gov/ct2/show/NCT03984370.

Results of the trial demonstrate that both dasiglucagon doses significantly reduced meal-induced hypoglycemia compared to placebo in individuals who have undergone gastric bypass bariatric surgery. Time spent in post-meal hypoglycemia (Plasma glucose <3.9 mmol/L) was on average 62.0 minutes with placebo and 27.5 and 14.0 minutes with 80 μg and 200 μg dasiglucagon respectively; P<0.05 versus placebo for both. Dasiglucagon was well tolerated, with one subject reporting nausea and two subjects reporting nausea and vomiting in the high dose dasiglucagon group. No serious adverse events occurred.

“We are very encouraged with the results of this Phase 2 study demonstrating the potential of dasiglucagon in treatment of individuals with recurrent episodes of meal-induced hypoglycemia following bariatric surgery,” commented Adam Steensberg, Executive Vice President of Research and Development, and Chief Medical Officer at Zealand Pharma. “We look forward to further investigating dasiglucagon’s efficacy and safety as a potential treatment for individuals living with this challenging condition.”

Professor Filip K. Knop, MD, PhD, Director of Center for Clinical Metabolic Research at Herlev-Gentofte Hospital, commented, “We are very happy to see that dasiglucagon can potentially help patients suffering from recurrent hypoglycemia after bariatric surgery. This post-operative condition is increasingly recognized as one disabling many patients from their normal daily life and activities, and there is a great unmet medical need for viable treatment options that can prevent and treat these hypoglycemic episodes.”

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

Dasiglucagon (glucagon analog stable in liquid formulation) for use in other indications

Dasiglucagon is a Zealand Pharma-invented glucagon analog with a unique stability profile in a ready-to-use aqueous solution. It is also in development for three additional indications: treatment of severe hypoglycemia, treatment of type 1 diabetes with a next-generation artificial pancreas, and treatment for children born with a genetic mutation that causes congenital hyperinsulinism (CHI).

Post-Bariatric Hypoglycemia (PBH)

Roux-en-Y gastric bypass (RYGB) is one of the most common bariatric surgeries. One of the post-surgical complications of RYGB is post-bariatric hypoglycemia, which is characterized by hypoglycemic symptoms occurring 1 to 4 hours after meal intake. Symptoms vary greatly from mild dizziness and palpitations to confusion and impaired cognitive functions, potentially resulting in loss of consciousness and seizures. The treatment of post-bariatric hypoglycemia poses many challenges and so far, the only recommended intervention is a carbohydrate-restricted diet to decrease the postprandial elevation of blood glucose.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.